Exhibit 99.2

Consolidated Financial Statements of

BELLUS HEALTH INC.

Years ended December 31, 2020 and 2019, and as of January 1, 2019

(In thousands of United States dollars)

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd., West	Fax	(514) 840-2187
Suite 1500	Internet	www.kpmg.ca
Tour KPMG
Montréal (Québec) H3A 0A3

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of BELLUS Health Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of BELLUS Health Inc. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of loss and other comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2020 and 2019, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the financial performance and its cash flows for the years ended December 31, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Presentation Currency

As discussed in Note 2 c) to the consolidated financial statements, the Company has elected to change its presentation currency to the United States dollar in fiscal 2020 on a retrospective basis, and included the presentation of the statement of financial position as of January 1, 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 1995.

Montréal, Québec
February 25, 2021

Bellus health INC.

Consolidated Financial Statements

Years ended December 31, 2020 and 2019, and as of January 1, 2019 bellus health INC.

Consolidated Statements of Financial Position

December 31, 2020, December 31, 2019 and January 1, 2019

(In thousands of United States dollars)

	December 31,	December 31,	January 1,
	2020	2019	2019
		(Recast – note 2 (c))	(Recast – note 2 (c))
Assets

Current assets:
Cash and cash equivalents (note 4)	$48,889	$18,688	$10,950
Short-term investments (note 4)	49,371	71,292	24,912
Trade and other receivables	325	241	113
Research tax credit receivable	724	1,036	480
Prepaid expenses and other assets	3,005	2,988	843
Total current assets	102,314	94,245	37,298

Non-current assets:
Right-of-use asset (note 5)	501	204	114
Other assets	198	107	56
In-process research and development asset (note 6)	50,100	1,816	1,730
Total non-current assets	50,799	2,127	1,900
Total Assets	$153,113	$96,372	$39,198

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables (note 7)	$5,495	$7,445	$1,992
Lease liability (note 5)	156	167	114
Total current liabilities	5,651	7,612	2,106

Non-current liabilities:
Lease liability (note 5)	347	21	—
Total non-current liabilities	347	21	—
Total Liabilities	5,998	7,633	2,106

Shareholders’ equity:
Share capital (note 8 (a))	575,286	486,401	405,626
Other equity (notes 8 (b) (i) and (ii))	31,360	26,858	25,682
Deficit	(468,829)	(433,818)	(401,087)
Accumulated other comprehensive income (note 2 (c))	9,298	9,298	6,871
Total Shareholders’ Equity	147,115	88,739	37,092
Commitments and contingencies (note 13)
Total Liabilities and Shareholders’ Equity	$153,113	$96,372	$39,198

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors by:

(Signed) Pierre Larochelle	(Signed) Franklin M. Berger
Director	Director

bellus health INC.

Consolidated Statements of Loss and Other Comprehensive Income

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data)

	Year ended	Year ended
	December 31,	December 31,
	2020	2019
		(Recast – note 2 (c))
Revenues	$15	$27

Expenses:
Research and development	23,729	19,714
Research tax credits	(507)	(536)
	23,222	19,178

General and administrative	9,735	6,580
Total operating expenses	32,957	25,758

Loss from operating activities	(32,942)	(25,731)

Finance income	1,224	1,146
Finance costs	(39)	(1,423)
Net finance income (costs) (note 10)	1,185	(277)
Net loss for the year	$(31,757)	$(26,008)

Other comprehensive income:
Currency translation adjustment (note 2 (c))	—	2,427
Other comprehensive income for the year	—	2,427
Total comprehensive loss for the year	$(31,757)	$(23,581)

Loss per share (note 12)
Basic and diluted	$(0.54)	$(0.55)

See accompanying notes to consolidated financial statements.

bellus health INC.

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2020 and 2019

(in thousands of United States dollars)

				Accumulated
				other
	Share	Other		comprehensive
	capital	equity	Deficit	income	Total
	(note 8 (a))
Balance, December 31, 2019 (Recast – note 2 (c))	$486,401	$26,858	$(433,818)	$9,298	$88,739

Total comprehensive loss for the year:
Net loss and comprehensive loss	—	—	(31,757)	—	(31,757)
Total comprehensive loss for the year	—	—	(31,757)	—	(31,757)

Transactions with shareholders, recorded directly in shareholders’ equity:

Issued in consideration for acquisition of remaining BLU-5937 Assets (note 6)	47,749	—	(301)	—	47,448

Issued in connection with the 2020 Offering (note 8 (a))	40,250	—	(2,953)	—	37,297

Stock-based compensation (note 8 (b) (i))	—	4,791	—	—	4,791

Issued upon stock options exercise (note 8 (b) (i))	334	(158)	—	—	176

Issued upon broker warrants exercise (note 8 (b) (ii))	552	(131)	—	—	421

Balance, December 31, 2020	$575,286	$31,360	$(468,829)	$9,298	$147,115

				Accumulated
				other
	Share	Other		comprehensive
	capital	equity	Deficit	income	Total
(Recast – note 2 (c)))	(note 8 (a))
Balance, December 31, 2018 and January 1, 2019	$405,626	$25,682	$(401,087)	$6,871	$37,092

Total comprehensive loss for the year:
Net loss	—	—	(26,008)	—	(26,008)
Other comprehensive income	—	—	—	2,427	2,427
Total comprehensive loss for the year	—	—	(26,008)	2,427	(23,581)

Transactions with shareholders, recorded directly in shareholders’ equity:

Issued in connection with the 2019 Offering (note 8 (a) (i))	79,374	—	(6,723)	—	72,651

Issued upon stock option exercise (note 8 (b) (i))	103	(47)	—	—	56

Issued upon broker warrants exercise (note 8 (b) (ii))	1,298	(387)	—	—	911

Stock-based compensation (note 8 (b) (i))	—	1,610	—	—	1,610

Balance, December 31, 2019	$486,401	$26,858	$(433,818)	$9,298	$88,739

See accompanying notes to consolidated financial statements.

bellus health INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2020 and 2019

(in thousands of United States)

	Year ended	Year ended
	December 31,	December 31,
	2020	2019
		(Recast – note 2 (c))
Cash flows from (used in) operating activities:
Net loss for the year	$(31,757)	$(26,008)
Adjustments for:
Depreciation (note 5)	179	119
Stock-based compensation	4,791	1,610
Loss on lease modification	4	—
Net finance (income) costs	(1,185)	277
Other items	(76)	88
Changes in operating assets and liabilities
Trade and other receivables	(84)	(123)
Research tax credits receivable	306	(522)
Prepaid expenses and other assets	(60)	(1,947)
Trade and other payables	(1,863)	5,450
	(29,745)	(21,056)

Cash flows from (used in) financing activities:
Issuance of common shares through 2020 Offering, net of share issue costs	37,297	—
Share issue costs related to issuance of common shares to finance acquisition of in-process research and development asset (note 6)	(301)	—
Issuance of common shares through 2019 Offering, net of share issue costs	—	72,651
Issuance of common shares through 2018 Offering, net of share issue costs	—	(303)
Issuance of common shares upon stock options exercise	176	56
Issuance of common shares upon broker warrants exercise	421	911
Deferred financing costs	(49)	(43)
Lease liability – principal repayments	(187)	(148)
Interest paid	(22)	(10)
	37,335	73,114

Cash flows from (used in) investing activities:
Purchases of short-term investments	(51,090)	(70,740)
Sales of short-term investments	72,771	25,300
Acquisition of in-process research and development asset, including transaction costs (note 6)	(535)	—
Interest received	1,355	826
	22,501	(44,614)
Net increase in cash and cash equivalents	30,091	7,444

Cash and cash equivalents, beginning of year	18,688	10,950
Effect of foreign exchange on cash and cash equivalents	110	294

Cash and cash equivalents, end of year	$48,889	$18,688

Supplemental cash flow disclosure:
Non-cash transactions:
Initial recognition of right-of-use asset and lease liability (note 5)	$—	$114
Additions to right-of-use asset and lease liability (note 5)	—	205
Issuance of common shares in consideration for acquisition of remaining BLU-5937 Assets (note 6)	47,749	—
Share issue costs related to equity offerings, in Trade and other payables	—	117
Deferred financing costs, in Trade and other payables	420	165
Ascribed value related to issuance of common shares upon stock options exercise (note 8 (b) (i))	158	47
Ascribed value related to issuance of common shares upon broker warrants exercise (note 8 (b) (ii))	131	387
Value of DSUs in prepaid expenses and other assets (note 8 (b) (iii))	73	74

See accompanying notes to consolidated financial statements.

bellus health INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

1.	Reporting entity:

BELLUS Health Inc. (“BELLUS Health” or the “Company”) is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company’s product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus. The Company is domiciled in Canada. The address of the Company’s registered office is 275 Armand-Frappier Blvd., Laval, Quebec, Canada H7V 4A7. BELLUS Health’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) both under the symbol BLU.

The Company is subject to a number of risks, including risks associated with the conduct of its product candidate’s development programs and results, the establishment of strategic alliances and the successful development of new product candidates and their marketing. The Company has incurred significant operating losses and negative cash flows from operations since inception. To date, the Company has financed its operations primarily through public offerings of common shares, private placements, the issuance of convertible notes, asset sales and the proceeds from research tax credits, and will require additional financing in the future. The ability of the Company to ultimately achieve future profitable operations is dependent upon the successful development of its product candidates obtaining regulatory approval in various jurisdictions and successful sale or commercialization of the Company’s products and technologies, which is dependent on a number of factors outside of the Company’s control.

2.	Basis of preparation:

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements for the year ended December 31, 2020, were approved by the Board of Directors on February 25, 2021.

The financial statements have been prepared on an historical cost basis, except for certain of the Company’s accounting policies and disclosures that require the determination of fair value, namely:

•	Liabilities related to cash-settled share-based arrangements and stock-based compensation, which are measured at fair value on grant date pursuant to IFRS 2, Share-based payments.

•	Lease liabilities, which are initially measured at the present value of minimum lease payments.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

2.	Basis of preparation (continued):

(b)	Basis of measurement:

In establishing the fair value, the Company uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

(c)	Functional and presentation currency:

Effective January 1, 2020, the Company adopted the United States dollar (“USD”) as its functional and presentation currency. Prior to these consolidated financial statements, the functional and presentation currency was the Canadian dollar (“CAD”). The change in the functional currency from the CAD to the USD reflects the primary economic environment in which the Company operates in. As a result of the advancement of the Company’s development programs, the Company anticipates higher research and development costs in future periods which will be denominated mainly in USD. In addition, these costs will be financed from proceeds received from the financing in USD, including those that closed in September 2019 and October 2020. The Company also anticipates that potential future sales revenues and financings will be primarily denominated in USD.

As such, these consolidated financial statements are presented in USD. On January 1, 2020, the change in functional currency resulted in the assets and liabilities as of December 31, 2019 being translated in USD using the exchange rate in effect on that date, and equity transactions were translated at historical rates. The change in functional currency is applied prospectively.

The change in presentation currency was applied retrospectively and therefore, these consolidated financial statements are presented in USD, together with the comparative information as at December 31, 2019, for the year ended December 31, 2019, and on the consolidated statement of financial position as at January 1, 2019. For comparative purposes, historical consolidated financial statements were recast in USD by translating assets and liabilities at the closing rate in effect at the end of the respective period, revenues, expenses and cash flows at the average rate in effect for the respective period and equity transactions at historical rates. Any exchange difference resulting from the translation was included in Accumulated other comprehensive income presented in shareholders’ equity bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

2.	Basis of preparation (continued):

(d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The reported amounts and note disclosures reflect management’s best estimate of the most probable set of economic conditions and planned course of actions. Actual results may differ from these estimates.

A critical judgment in applying accounting policies that has the most significant effect on the amounts recognized in the consolidated financial statements relates to the use of the going concern basis of preparation of the financial statements. At the end of each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment is included within the following notes and is described below:

(i)	Estimation of accrued expenses:

As part of the process of preparing its financial statements, the Company is required to estimate its accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with personnel and service providers to identify services that have been performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of the actual cost.

For research and development activities, the majority of service providers invoice the Company in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. There may also be instances in which payments to the service providers will exceed the level of services provided and result in a prepayment of the expense.

The Company estimates its accrued expenses and prepaid expenses as of each statement of financial position date in its financial statements based on facts and circumstances known at that time.

(ii)	Estimating the cost of the in-process research and development (“IPR&D”) asset using the fair value of the issued share-based consideration related to the remaining BLU-5937 Assets the Company acquired in March 2020 (refer to note 6).

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

2.	Basis of preparation (continued):

(d)	Use of estimates and judgments (continued):

(ii)	Estimating the recoverable amount of the in-process research and development asset related to BLU-5937 for the purpose of the annual impairment test (note 6).

Other areas requiring the use of management estimates and judgements include assessing the recoverability of research tax credits as well as estimating the initial fair value of equity-classified stock-based compensation. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they are made and in future periods affected.

(e)	COVID-19 pandemic:

The COVID-19 pandemic continues to cause significant financial market and social dislocation. The situation is dynamic with various cities and countries around the world responding in different ways to address the outbreak. Since the Company is considered an “essential service”, its operations in Quebec have not been subject to mandated business closures and, accordingly, disruptions to its business as a result of COVID-19 have been limited thus far. However, the COVID-19 pandemic continues to rapidly evolve and the extent to which it may impact our business will depend on future developments that are highly uncertain. The Company cannot presently predict the scope and severity of any potential business shutdowns or disruptions related to COVID-19 nor the impact of the vaccines that are now accessible or will be made accessible in Canada, the United States and in other countries, but if the Company or any of the third parties with whom it engages, were to experience shutdowns or other business disruptions, its ability to conduct its business in the manner and on the timelines presently planned could be materially and negatively impacted. The Company will continue to monitor developments of the pandemic and continuously assess its potential further impact on its operations to prevent any disruptions to the conduct of its business and clinical trials. In the event of a prolonged continuation of the pandemic, it is not clear what the potential impact may be on the Company’s business, financial position and financial performance.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

(a)	Basis of consolidation:

These consolidated financial statements include the accounts of BELLUS Health Inc. and its subsidiaries.

Subsidiaries are entities controlled by BELLUS Health Inc. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions have been eliminated on consolidation.

(b)	Cash, cash equivalents and short-term investments:

The Company considers all investments with maturities of three months or less at inception, that are highly liquid and readily convertible into cash, to be cash equivalents. Investments with maturities greater than three months and less than one year are presented as short-term investments in the consolidated statement of financial position.

(c)	Revenue recognition:

Revenue from contracts with customers is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. A company recognizes revenue when it transfers control of a product or service to a customer. The Company does not have any revenue from contracts with customers.

Revenue from other contracts may be derived from development and other services provided by the Company. Revenue from contracted services is recognized over time as the contracted services are performed.

Consideration received from other contracts may also include amounts received as licensing fees, costs reimbursements, sales-based royalty payments, upfront payments and regulatory and sales-based milestone payments for specific achievements. Revenue is recognized in income only when conditions and events under the contract have been met or occurred and it is probable that the Company will collect the consideration to which it is entitled.

(d)	Research and development:

Research and development costs consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company’s development programs. Overhead expenses comprise general and administrative support provided to the development programs and involve costs associated with support activities.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

3.	Significant accounting policies (continued):

(d)	Research and development (continued):

Research expenditures undertaken with the prospect of gaining new scientific or technical knowledge are expensed as incurred. Development expenditures are deferred when they meet the criteria for capitalization in accordance with IFRS, and the future benefits could be regarded as being reasonably certain. The criteria to be fulfilled in order to capitalize development costs are if such costs can be measured reliably, if the product or process is technically and commercially feasible, if future economic benefits are probable and if the Company intends to and has sufficient resources to complete the development and to use or sell the asset. As at December 31, 2020 and 2019, no development costs were deferred.

(e)	In-process research and development asset:

The in-process research and development (“IPR&D”) asset acquired by the Company in 2017 is accounted for as an indefinite-lived intangible asset until the project is completed or abandoned, at which point it will be amortized or impaired, respectively. In March 2020, the IPR&D asset’s carrying value was increased for the additional portion acquired by the Company at that time (refer to note 6). The acquisition cost of this additional portion of the IPR&D asset was estimated using the fair value of the issued share-based consideration paid. Subsequent research and development costs associated with the IPR&D asset are accounted for consistent with the research and development policy in note 3 (d).

The Company assesses at each reporting date whether there is an indication that the asset may be impaired. Irrespective of whether there is any indication of impairment, the IPR&D asset is tested for impairment annually by comparing its carrying amount with its recoverable amount.

The asset’s recoverable amount is the greater of its fair value less costs to sell and its value in use. If the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount immediately. Impairment losses are recognized in income. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, had no impairment loss been recognized for the asset in prior years.

(f)	Government assistance:

Government assistance, consisting of research tax credits, is recorded as a reduction of the related expense. Research tax credits are recognized when management determines that there is reasonable assurance that the tax credits will be received. Research tax credits claimed for the current and prior years are subject to government review and approval which could result in adjustments to amounts recognized by the Company. Adjustments from tax authorities, if any, would be recognized in the period of revision.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

3.	Significant accounting policies (continued):

(g)	Foreign exchange:

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated using the exchange rate at the date of the transaction. Income and expenses denominated in foreign currencies are translated at exchange rates in effect at the transaction date. Translation gains and losses are recognized in income.

(h)	Income taxes:

Deferred tax is recognized for temporary differences between the financial reporting bases and the income tax bases of the Company’s assets and liabilities and is recorded using the substantively enacted tax rates anticipated to be in effect when the tax differences are expected to reverse. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i)	Provisions:

A provision is recognized if, as a result of a past event, the Company has a present, legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(j)	Leases:

The Company is a lessee for a number of leases. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

3.	Significant accounting policies (continued):

(j)	Leases (continued):

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices. However, for its leases of property, the Company has elected not to separate non-lease components and accounts for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the asset or the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made (measured at amortised cost using the effective interest method). It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

(k)	Earnings per share:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of dilutive stock options and broker warrants. The number of additional shares is calculated by assuming that outstanding stock options and broker warrants were exercised, and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

3.	Significant accounting policies (continued):

(l)	Employee benefits:

(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii)	Share-based payment arrangements:

The Company follows the fair value-based method to account for stock options granted to employees, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period with a corresponding increase to equity. For the stock options with graded vesting, the fair value of each tranche is recognized over its respective vesting period. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service conditions at the vesting date.

When stock options are exercised, the Company issues new shares. The proceeds received, together with the related portion previously recorded in other equity, are credited to share capital.

The Company also grants Deferred Share Units (“DSU”) as compensation for directors and designated employees. Upon termination of service, DSU participants are entitled to receive for each DSU credited to their account the payment in cash on the date of settlement based on the value of a BELLUS Health common share. For DSUs, compensation cost is measured based on the market price of the Company’s common shares from the date of grant through to the settlement date. Any changes in the market value of the Company’s common shares through to the settlement date result in a change to the measure of compensation cost for those awards and are recorded in income in the same line item as stock-based compensation expense.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

3.	Significant accounting policies (continued):

(m)	Financial instruments:

The Company measures its financial instruments as follows:

Financial assets and Financial liabilities

(i)	Recognition and initial measurement:

Trade receivables are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

(ii)	Classification and subsequent measurement:

Financial assets - Classification:

On initial recognition, a financial asset is classified as measured at amortized cost, fair value through other comprehensive income (“FVOCI”) – debt investment, FVOCI – equity investment or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both the following conditions and is not designated as at FVTPL: it is held within a business model whose objective is to hold assets to collect contractual cash flows; and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL: it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest in the principal amount outstanding.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

3.	Significant accounting policies (continued):

(m)	Financial instruments (continued):

Financial assets and Financial liabilities (continued)

(ii)	Classification and subsequent measurement (continued):

Financial assets - Classification (continued):

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment by investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets - Subsequent measurement and gains and losses:

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in income. Any gain or loss on derecognition is recognized in income.

Debt investments at FVOCI are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in income. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to income.

Equity investments at FVOCI are subsequently measured at fair value. Dividends are recognized as income in income unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to income.

Financial assets at FVTPL are subsequently measured at fair value. Net gains and losses are recognized in income.

Financial liabilities - Classification:

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

3.	Significant accounting policies (continued):

(m)	Financial instruments (continued):

Financial assets and Financial liabilities (continued)

(ii)	Classification and subsequent measurement (continued):

Financial liabilities - Subsequent measurement and gains and losses:

Financial liabilities at FVTPL are subsequently measured at fair value and net gains and losses, including any interest expense, are recognized in income. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in income. Any gain or loss on derecognition is also recognized in income.

Cash, cash equivalents and short-term investments, trade receivables, amounts receivable under license agreements and other receivables are measured at amortized cost.

Trade and other payables are measured at amortized cost.

Share capital

Common shares and preferred shares that are not redeemable or are redeemable only at the Company’s option are classified as equity. Incremental costs directly attributable to the issue of equity-classified shares are recognized as a deduction from the deficit, net of any tax effects.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

4.	Cash, cash equivalents and short-term investments:

Cash, cash equivalents and short-term investments consist of cash balances with banks and short-term investments:

	December 31,	December 31,	January 1,
	2020	2019	2019
Cash balances with banks	$5,734	$5,494	$1,073
Short-term investments with initial maturities of less than three months or that can be withdrawn on demand:
Savings accounts and term deposits, yielding interest at 0.20% to 0.45% as at December 31, 2020 (December 31, 2019 – 1.28% to 1.85%)	43,155	13,194	9,877
Cash and cash equivalents	48,889	18,688	10,950

Short-term investments with initial maturities greater than three months and less than one year:
Term deposits issued in USD, yielding interest as at 0.23% to 0.55% as at December 31, 2020 (December 31, 2019 – 1.80% to 2.15%)	20,021	36,701	10,510
Term deposits issued in CAD (CAD $5,529), yielding interest at 0.85% to 1.27% as at December 31, 2020 (December 31, 2019 – (CAD $15,555), 1.92% to 2.60%)	4,341	11,975	14,402
Bearer deposit notes issued in USD, yielding interest at 0.16% to 0.22% as at December 31, 2020 (December 31, 2019 – yielding interest at 1.76% to 1.83%)	25,009	22,616	—
Short-term investments	49,371	71,292	24,912
Cash, cash equivalents and short-term investments	$98,260	$89,980	$35,862

5.	Right-of-use asset and lease liability:

BELLUS Health Inc.’s leases are mainly real estate leases for office space.

The Company leases office space in Laval, Quebec, Canada. Its main property lease was amended in September 2020, effective October 1, 2020 and expiring on September 30, 2023. The amendment caused the previous lease to expire on September 30, 2020 (initial expiry date of January 31, 2021).

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

5.	Right-of-use asset and lease liability (continued):

Right-of-use asset:

Carrying
value
Cost:
Balance as at January 1, 2019	$114
Additions to right-of-use asset	204
Currency translation adjustment (note 2 (c))	8
Balance as at December 31, 2019	326
Additions to right-of-use asset	535
Derecognition due to lease modification	(59)
Balance as at December 31, 2020	$802

Accumulated amortization:
Balance as at January 1, 2019	$—
Depreciation	(120)
Currency translation adjustment (note 2 (c))	(2)
Balance as at December 31, 2019	(122)
Depreciation	(179)
Balance as at December 31, 2020	$(301)

Net carrying value:
Balance as at January 1, 2019	$114
Balance as at December 31, 2019	204
Balance as at December 31, 2020	501

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

5.	Right-of-use asset and lease liability (continued):

Lease liability:

Carrying
value

Balance as at January 1, 2019	$114
Additions to lease liability	204
Interest expense	12
Principal repayment	(146)
Currency translation adjustment (note 2 (c))	4
Balance as at December 31, 2019	$188

Addition to lease liability	535
Derecognition due to lease modification	(55)
Interest expense	17
Principal repayment	(187)
Foreign exchange loss	5
Balance as at December 31, 2020	$503
Current portion of lease liability	156
Non-current portion of lease liability	$347

The remaining weighted average life of the Company’s property lease as of December 31, 2020 is 2.7 years.

Lease payments were discounted using an incremental borrowing rate of 5%.

Minimum annual payments under the non-cancelable leases, undiscounted, are as follows:

Years ending December 31,

2021	$184
2022	206
2023 and after	162
$552

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

6.	In-process research and development asset:

BELLUS Health acquired the IPR&D asset related to BLU-5937 in February 2017 through the obtention from the NEOMED Institute (“NEOMED”) of an exclusive worldwide license to develop and commercialize BLU-5937, a potent, highly selective, orally bioavailable small molecule antagonist of the P2X3 receptor, a clinically validated target for chronic cough.

On March 25, 2020, the Company closed an asset purchase and sale agreement to acquire all of the remaining BLU-5937 and related P2X3 antagonists intellectual property assets (the “BLU-5937 Assets”) from adMare BioInnovations’ NEOMED Institute (“adMare”), which is accounted for as an acquisition of assets. The February 2017 license agreement was terminated as part of this transaction.

In consideration of the foregoing, the Company issued to adMare and AstraZeneca AB (“AstraZeneca”) an aggregate of 4,770,000 BELLUS Health common shares from treasury, having an aggregate fair value of $47,749 at the date of the closing of the transaction, calculated using the average of the BELLUS Health’s March 25, 2020 opening and closing share price, plus a cash consideration paid to adMare of $352 (CAD $500). AstraZeneca assigned the BLU-5937 Assets to adMare in 2012.

The total consideration paid for the IPR&D asset related to the remaining BLU-5937 Assets was $48,284, consisting of the shares issued and cash paid referred to above, as well as transaction costs in relation to the acquisition of $183. Transactions costs in relation to the share issuance amounted to $301 and have been charged to the deficit. This acquisition was accounted for as a non-employee share-based payment transaction and measured using the consideration transferred by the Company.

The Company no longer has any obligations to adMare, or any other third party, in respect to tiered royalty obligations and revenue share that would have been otherwise owed to adMare under and subject to the February 2017 license agreement. No amount was payable under this agreement prior to its termination.

As a result of the transaction, the IPR&D asset’s carrying value was increased for the additional portion acquired by the Company. The IPR&D asset is accounted for as an indefinite-lived intangible asset until the project, currently in its clinical phase, is completed or abandoned, at which point it will be amortized or impaired, respectively. As at December 31, 2020, the aggregate carrying value of the IPR&D asset related to BLU-5937 amounted to $50,100 ($1,816 as at December 31, 2019).

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

6.	In-process research and development asset (continued):

As at December 31, 2020 and 2019, the carrying amount of the IPR&D asset related to BLU-5937 did not exceed its estimated recoverable amount. The Company assesses at each reporting date whether there is an indication that the asset may be impaired. Due to the topline results of its Phase 2 RELIEF trial of BLU-5937 in refractory chronic cough, the Company performed an impairment review of the IPR&D asset as at June 30, 2020. The carrying amount of the IPR&D asset did not exceed its estimated recoverable amount at that date, and at December 31, 2020 as part of the annual impairment review. The recoverability of this asset is dependent on successfully developing this project and achieving the expected future revenues from commercialization.

7.	Trade and other payables:

Trade and other payables consist of:

	December 31,	December 31,	January 1,
	2020	2019	2019

Trade payables	$648	$3,975	$407
Other accrued liabilities	4,086	1,698	1,096
DSU liability (note 8 (b) (iii))	761	1,772	489
	$5,495	$7,445	$1,992

8.	Shareholders’ equity:

(a)	Share capital:

The authorized share capital of the Company consists of:

•	an unlimited number of voting common shares with no par value; and

•	an unlimited number of non-voting preferred shares, issuable in one or more series, with no par value.

Changes in issued and outstanding common shares for the years ended December 31, 2020 and 2019 were as follows:

	Number	Dollars

Balance, December 31, 2019	55,378,660	$486,401

Issued in consideration for acquisition of remaining BLU-5937 Assets (note 8 (a) (i))	4,770,000	47,749

Issued in connection with the 2020 Offering (note 8 (a) (ii))	17,888,889	40,250

Issued upon stock options exercise (note 8 (b) (i))	128,222	334

Issued upon broker warrants exercise (note 8 (b) (ii))	171,590	552

Balance, December 31, 2020	78,337,361	$575,286

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

8.	Shareholders’ equity (continued):

(a)	Share capital (continued):

	Number	Dollars

Balance, December 31, 2018 and January 1, 2019	43,622,136	$405,626

Issued in connection with the 2019 Offering (note 8 (a) (iii))	11,179,451	79,374

Issued upon stock options exercise (note 8 (b) (i))	41,667	103

Issued upon broker warrants exercise (note 8 (b) (ii))	535,406	1,298

Balance, December 31, 2019	55,378,660	$486,401

(i)	On March 25, 2020, the Company issued 4,770,000 common shares from treasury in consideration for the acquisition of the remaining BLU-5937 Assets (refer to note 6).

(ii)	On October 22, 2020, the Company closed an equity offering, issuing a total of 17,888,889 common shares from treasury at a price of $2.25 per share for gross proceeds of $40,250 including the exercise in full of the underwriters’ option to purchase 2,333,333 common shares (the “2020 Offering”). Share issue costs of $2,953, comprised mainly of agents’ commission, legal, professional and filing fees, have been charged to the deficit.

(iii)	On September 9, 2019, the Company closed an equity offering, issuing 9,859,155 common shares from treasury at a price of $7.10 per share for gross proceeds of $70,000, and on September 17, 2019, the underwriters of the equity offering partially exercised their option to purchase additional common shares (over-allotment option) to purchase common shares of the Company, resulting in the issuance of an additional 1,320,296 common shares from treasury at a price of $7.10 per share, for additional gross proceeds of $9,374 (together, the “2019 Offering”). Share issue costs of $6,723, comprised mainly of agents’ commission, legal, professional and filing fees, have been charged to the deficit.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

8.	Shareholders’ equity (continued):

(a)	Share capital (continued):

“At-the-market” sales agreement

On December 23, 2020, the Company entered into an “at-the-market” ("ATM") sales agreement (the “Sales Agreement”) with Jefferies LLC (“Jefferies”) pursuant to which the Company may from time to time sell through at-the-market distributions with Jefferies acting as sales agent (the “Agent”) its common shares for aggregate gross proceeds of up to $50,000, including sales made directly on the Nasdaq or on any other existing trading market for the common shares in the United States. No common shares will be offered or sold in Canada. The common shares would be issued at market prices prevailing at the time of the sale and, as a result, prices may vary between purchasers and during the period of distribution. The ATM has a 2-year term and requires the Company to pay to the Agent a commission of up to 3.0% of the gross proceeds of any common shares sold. Subject to the terms and conditions of the Sales Agreement, the Agent will use its commercially reasonable efforts to sell the common shares from time to time, based upon the Company’s instructions. The Company has no obligation to sell any of the common shares and may at any time suspend sales under the Sales Agreement. The Company and the Agent may terminate the Sales Agreement in accordance with its terms. Under the terms of the Sales Agreement, the Company has provided the Agent with customary indemnification rights.

During the year ended December 31, 2020, no common shares were sold under the ATM program. As at December 31, 2020, total costs incurred to register the Sales Agreement, amounting to $380, are recorded as deferred financing costs and classified as prepaids and other assets in the consolidated statement of financial position. Under an ATM program, proportional costs for commission, legal and costs related to common shares sold are reclassified from deferred financing costs to deficit upon share issuance.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

8.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements:

(i)	Stock Option Plan:

Under its stock option plan, the Company may grant options to purchase common shares to directors, officers, employees and consultants of the Company (the “Stock Option Plan”). The number of common shares subject to each stock option, the vesting period, the expiration date and other terms and conditions related to each stock option are determined and approved by the Board of Directors. In general, stock options vest over a period of up to five years and are exercisable over a period of 10 years from the grant date. The aggregate number of common shares reserved for issuance under this plan shall not exceed 12.5% of the total issued and outstanding common shares of the Company from time to time. The aggregate number of common shares reserved for issuance at any time to any optionee shall not exceed 5% of the issued and outstanding common shares of the Company. The aggregate number of common shares issuable or reserved for issuance to insiders of the Company under this plan and any other share compensation arrangement of the Company cannot at any time exceed 10% of the issued and outstanding common shares of the Company. The option price per share is equal to the weighted average trading price of common shares for the five days preceding the date of grant during which the common shares were traded on the TSX.

Changes in outstanding stock options issued under the Stock Option Plan for the years ended December 31, 2020 and 2019 were as follows:

	Number	Weighted average exercise price (9)
Balance, December 31, 2019	4,726,943	$2.26 (CAD $2.88)
Granted (1) (2) (3) (4) (5)	1,805,000	$7.74 (CAD $9.85)
Exercised	(128,222)	$1.51 (CAD $1.92)
Forfeited	(115,555)	$6.27 (CAD $7.99)
Balance, December 31, 2020	6,288,166	$3.78 (CAD $4.81)

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

8.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(i)	Stock Option Plan (continued):

	Number	Weighted average exercise price (9)
Balance, December 31, 2018	3,220,280	$1.13 (CAD $1.47)
Granted (6) (7) (8)	1,548,330	$4.45 (CAD $5.79)
Exercised	(41,667)	$1.39 (CAD $1.80)
Balance, December 31, 2019	4,726,943	$2.22 (CAD $2.88)

(1)	1,010,000 stock options were granted on April 1, 2020, having an exercise price of $10.92 (CAD $13.91); 750,000 stock options granted to key management personnel and 260,000 granted to other employees.

(2)	65,000 stock options were granted to other employees on May 14, 2020, having an exercise price of $11.56 (CAD $14.72).

(3)	85,000 stock options were granted to other employees on August 12, 2020, having an exercise price of $2.81 (CAD $3.58).

(4)	185,000 stock options were granted to other employees on November 11, 2020, having an exercise price of $2.41 (CAD $3.14).

(5)	460,000 stock options were granted on December 14, 2020, having an exercise price of $3.24 (CAD $4.12); 390,000 stock options granted to key management personnel and 70,000 granted to other employees.

(6)	1,015,275 stock options were granted on February 20, 2019, having an exercise price of $3.35 (CAD $4.36); 895,830 stock options granted to key management personnel and 119,445 granted to other employees.

(7)	20,833 stock options were granted to other employees on August 7, 2019, having an exercise price of $8.79 (CAD $11.41).

(8)	512,222 stock options were granted on November 13, 2019, having an exercise price of $6.46 (CAD $8.39); 472,222 stock options granted to key management personnel and 40,000 granted to other employees.

(9)	USD equivalent is presented at the closing rate of the corresponding period.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

8.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(i)	Stock Option Plan (continued):

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2020:

	Options outstanding		Options exercisable
		Weighted
		average years
Exercise price/share (1)	Number	To expiration	Number
$0.85 (CAD $1.08)	719,445	6.3	432,223
$0.99 (CAD $1.26)	1,127,779	7.1	441,111
$1.19 (CAD $1.51)	41,667	6.9	25,000
$1.41 (CAD $1.80)	1,077,777	1.6	1,077,777
$1.61 (CAD $2.05)	41,667	7.5	16,667
$2.47 (CAD $3.14)	185,000	9.9	—
$2.81 (CAD $3.58)	70,000	9.6	—
$2.97 (CAD $3.78)	5,667	1.6	5,667
$3.17 (CAD $4.03)	28,611	5.2	22,889
$3.24 (CAD $4.12)	460,000	10.0	—
$3.42 (CAD $4.36)	974,998	8.1	190,556
$6.59 (CAD $8.39)	512,222	8.9	102,444
$8.96 (CAD $11.41)	8,333	8.6	4,166
$10.92 (CAD $13.91)	970,000	9.3	—
$11.56 (CAD $14.72)	65,000	9.4	—
	6,288,166	7.1	2,318,500

(1)	USD equivalent is presented at the closing rate.

Stock-based compensation:

For the year ended December 31, 2020, the Company recorded a stock-based compensation expense related to stock options granted under the stock option plan in the amount of $4,791 in the consolidated statement of loss and other comprehensive loss; from this amount, $1,939 is presented in Research and development expenses and $2,852 is presented in General and administrative expenses (2019 – $1,610, $408 presented in Research and development expenses and $1,202 presented in General and administrative expenses).

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes pricing model. Expected volatility is estimated by considering historic average share price volatility for a period commensurate with the expected life.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

8.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(i)	Stock Option Plan (continued):

Stock-based compensation (continued):

The weighted average assumptions for stock options granted during the years ended December 31, 2020 and 2019 were as follows:

	2020 (1) (3)	2019 (2) (3)

Weighted average fair value of stock options at grant date	$5.68 (CAD $7.93)	$3.57 (CAD $4.72)
Weighted average share price	$7.06 (CAD $9.85)	$4.38 (CAD $5.79)
Weighted average exercise price	$7.06 (CAD $9.85)	$4.38 (CAD $5.79)
Risk-free interest rate	0.55%	1.73%
Expected volatility	104%	100%
Expected life in years	7	7
Expected dividend yield	Nil	Nil

(1)	Stock options were granted on April 1, 2020, May 14, 2020 and August 12, 2020, November 11, 2020 and December 14, 2020.

(2)	Stock options were granted on February 20, 2019, August 7, 2019 and November 13, 2019.

(3)	USD equivalent is presented at the historical rate.

Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

(ii)	Broker warrants:

In connection with the Company’s equity offering in December 2018 (the “2018 Offering”), the Company issued 402,851 broker warrants exercisable for common shares. Each broker warrant entitled the holders to buy one common share at a price of $2.69 (CDN$3.42) per share for a period of 18 months from the closing of the 2018 Offering.

In connection with the Company’s equity offering in December 2017 (the “2017 Offering”), the Company issued 501,871 broker warrants exercisable for common shares. Each broker warrant entitled the holders to buy one common share at a price of $1.07 (CAD$1.37) per share for a period of 18 months from the closing of the 2017 Offering.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

8.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(ii)	Broker warrants:

Changes in outstanding broker warrants for the years ended December 31, 2020 and 2019 were as follows:

	Number	Dollars

Balance, December 31, 2019	171,590	$131
Exercised – from the 2018 Offering (1)	(171,590)	(131)

Balance, December 31, 2020	—	$—

	Number	Dollars

Balance, December 31, 2018 and January 1, 2019	710,278	$521
Exercised – from the 2018 Offering (2)	(231,261)	(166)
Exercised – from the 2017 Offering (3)	(304,145)	(221)
Expired – from the 2017 Offering	(3,282)	(3)

Balance, December 31, 2019	171,590	$131

(1)	During the year ended December 31, 2020, the Company issued a total of 171,590 common shares from treasury upon the exercise of a total of 171,590 broker warrants issued in connection with the 2018 Offering. As a result of their exercise, the aggregate carrying value of the broker warrants of $131, initially allocated to Other equity pending the issuance of common shares, was reclassified to Share capital.

(2)	During the year ended December 31, 2019, the Company issued a total of 231,261 common shares from treasury upon the exercise of a total of 231,261 broker warrants issued in connection with the 2018 Offering. As a result of their exercise, the aggregate carrying value of the broker warrants of $166, initially allocated to Other equity pending the issuance of common shares, was reclassified to Share capital.

(3)	During the year ended December 31, 2019, the Company issued a total of 304,145 common shares from treasury upon the exercise of a total of 304,145 broker warrants issued in connection with 2017 Offering. As a result of their exercise, the aggregate carrying value of the broker warrants of $221, initially allocated to Other equity pending the issuance of common shares, was reclassified to Share capital.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

8.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(iii)	Deferred share unit (DSU) plan:

The Company has a deferred share unit (“DSU”) plan for employees and members of the Board of Directors created to afford the Company the flexibility to offer DSUs as an alternative to cash compensation.

The price of DSUs is determined by the five-day volume weighted average trading price of the Company’s common shares at the time the DSUs are issued, as provided for under the plan. The DSUs are redeemable only upon the participant’s resignation, termination, retirement or death, in cash, at a value equal to the number of DSUs credited, multiplied by the 5-day market value weighted average price of common shares prior to the date on which a notice of redemption is filed.

For DSUs, compensation cost is measured based on the market price of the Company’s common shares from the date of grant through to the settlement date. Any changes in the market value of the Company’s common shares through to the settlement date result in a change to the measure of compensation cost for those awards and are recorded in income.

Changes in the number of units for the years ended December 31, 2020 and 2019 were as follows:

Number of units	2020	2019
Balance, beginning of year	234,633	181,352
Units granted (1)	18,395	53,281
Balance, end of year	253,028	234,633
Balance of DSU liability, included in Trade and other payables	$761	$1,772

(1)	All DSUs were granted to key management personnel.

During the year ended December 31, 2020, the Company granted 18,395 DSUs having a fair value per unit of $11,39 (CAD $14.51) (53,281 DSUs having an average fair value per unit of $3.94 (CAD $5.12) were granted during the year ended December 31, 2019).

As at December 31, 2020, the Company estimated the fair value of the DSU liability at $761, based on the market price of the Company’s common shares at that date ($1,772 as at December 31, 2019). The stock-based compensation expense related to the DSU plan recorded in the consolidated statement of loss for the year ended December 31, 2020 amounted to $(993); from this amount, $(2) is presented in Research and development expenses and $(991) is presented in General and administrative expenses (2019 – $1,209; $2 presented in Research and development expenses and $1,207 presented in General and administrative expenses).

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

8.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(iii)	Deferred share unit (DSU) plan (continued):

The value of DSUs granted in 2020 for which services have not been rendered as at December 31, 2020 amounted to $73 and is presented in Prepaid expenses and other assets in the consolidated statement of financial position (the value of DSUs granted in 2019 for which services have not been rendered as at December 31, 2019 amounted to $74).

(c)	Accumulated other comprehensive income:

The accumulated balance relates to currency translation adjustments arising from the change in presentation currency, which was applied retrospectively (refer to note 2 (c)).

9.	Personnel expenses:

The aggregate compensation to personnel of the Company for the years ended December 31, 2020 and 2019 is set out below:

	2020	2019

Short-term benefits	$4,953	$2,615
Stock-based compensation (recovery) expense - DSU plan	(993)	1,209
Stock-based compensation expense – Stock option plan	4,791	1,610
	$8,751	$5,434

10.	Net finance income (costs):

Finance income and Finance costs for the years ended December 31, 2020 and 2019 were attributed as follows:

	2020	2019

Interest income	$1,045	$1,146
Foreign exchange gain	179	—
Finance income	1,224	1,146

Interest expense on lease liability (note 5)	(17)	(12)
Interest and bank charges	(22)	(11)
Foreign exchange loss	—	(1,400)
Finance costs	(39)	(1,423)
Net finance income (costs)	$1,185	$(277)

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

11.	Income taxes:

Deferred tax expense

	December 31,	December 31,
	2020	2019

Origination and reversal of temporary differences	$(7,062)	$(6,456)
Change in unrecognized deductible temporary differences including effect of change in tax rate of nil in 2020 (2019 – $25)	7,062	6,456
Deferred tax expense	$—	$—

Reconciliation of effective tax rate:

	Year ended	Year ended
	December 31,	December 31,
	2020	2019
Loss before income taxes:
Canadian operations	$(29,807)	$(25,757)
US operations	(1,950)	(251)
	(31,757)	(26,008)
Tax using the Company’s domestic tax rate	(8,416)	(6,918)
Change in unrecognized deductible temporary differences	7,062	6,456
Difference in tax rate of a foreign subsidiary	107	14
Effect of change in tax rate	—	25
Non-deductible stock option expense	1,270	428
Permanent differences and other items	(23)	(5)
Total income tax expense	$—	$—

The applicable statutory tax rates are 26.5% in 2020 and 26.6% in 2019. The Company’s applicable tax rate is the Canadian combined rates applicable in the jurisdiction in which the Company operates. The decrease is due to the reduction of the Quebec income tax rate in 2020 from 11.6% to 11.5%.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

11.	Income taxes (continued):

Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities:

As at December 31, 2020 and 2019, recognized deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2020	2019	2020	2019	2020	2019
Taxes losses carried forward	$183	$61	$—	$—	$183	$61
Right-of-use assets	—	—	(178)	(54)	(178)	(54)
Trade and other receivables	—	—	(5)	(7)	(5)	(7)
Tax assets (liabilities)	183	61	(183)	(61)	—	—
Set off of tax	(183)	(61)	183	61	—	—
Net tax assets (liabilities)	$—	$—	$—	$—	$—	$—

Unrecognized deferred tax assets and investment tax credits:

As at December 31, 2020 and 2019, the amounts and expiry dates of tax attributes and temporary differences for which no deferred tax assets was recognized were as follows:

	December 31, 2020		December 31, 2019
	Federal	Provincial	Federal	Provincial

Research and development expenses, without time limitation	$12,576	$12,975	$7,601	$7,763

Federal research and development investment tax credits
2037	243	—	238	—
2038	365	—	357	—
2039	393	—	399	—
2040	706	—	—	—
	1,707	—	994	—

Tax losses carried forward
2032	266	166	260	162
2033	702	901	688	884
2034	645	645	633	633
2035	876	876	859	859
2036	898	898	880	880
2037	1,768	1,944	1,733	1,906
2038	3,946	3,836	3,868	3,761
2039	23,163	23,015	22,701	22,570
2040	24,711	24,500	—	—
	56,975	56,781	31,622	31,655

Capital losses	11,149	11,149	10,931	10,931

Other deductible temporary differences, without time limitation	$9,453	$9,453	$8,972	$8,972

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

11.	Income taxes (continued):

Unrecognized deferred tax assets and investment tax credits (continued):

Deferred tax assets and investments tax credits have not been recognized in respect to these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom. The generation of future taxable profit is dependent on the successful commercialization of the Company’s products and technologies.

12.	Loss per share:

	Year ended	Year ended
	December 31,	December 31,
	2020	2019

Basic weighted average number of common shares outstanding	59,023,380	47,430,219

Basic and diluted loss per share	$(0.54)	$(0.55)

Excluded from the calculation of the diluted loss per share for the year ended December 31, 2020 is the impact of all stock options granted under the Stock Option Plan, as they would be anti-dilutive.

Excluded from the calculation of the diluted loss per share for the year ended December 31, 2019 is the impact of all stock options granted under the Stock Option Plan and broker warrants, as they would be anti-dilutive.

Stock options granted under the Stock Option Plan could potentially be dilutive in the future.

13.	Commitments and contingencies:

(a)	Contracts in the normal course of business:

The Company enters into contracts in the normal course of business, including for research and development activities, consulting and other services.

As at December 31, 2020, the Company has commitments for expenditures related to contracts for research and development activities of approximately $36,659 (approximately $8,724 as at December 31, 2019), of which $34,621 is due in 2021, $1,486 in 2022 and $552 in 2023.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

13.	Commitments and contingencies (continued):

(b)	Indemnity agreement:

The Company is potentially liable in relation to the following indemnity agreement:

In March 2017, the Company entered into a share purchase agreement with Taro for the sale of the Company’s wholly-owned subsidiary Thallion, including all the rights to the drug candidate ShigamabTM. The Company agreed to indemnify Taro, subject to certain conditions and limitations, for losses which it may suffer or incur, arising out of any debts, liabilities, commitments or obligations of any nature resulting from any matters, actions, events, facts or circumstances related to the activities or affairs of Thallion, which occurred prior to the effective time of the share purchase agreement. No indemnity provision has been recorded by the Company as at December 31, 2020 and 2019 for this matter as the Company does not expect to make any payments under the indemnity provisions of this agreement.

(c)	License agreements and research collaborations:

In the past the Company has entered into various agreements whereby future cash payments may be made based on criteria such as sales for certain legacy products. The Company has not recorded any provision on such agreements as the possibly for a payment is not probable.

(d)	Consulting and services agreement:

The payments under the consulting and services agreement with Picchio International Inc. ("Picchio International") (refer to note 14 (b)) will amount to $196 (CAD$250) in 2021, plus the reimbursement of applicable expenses for services rendered under the agreement.

(e)	Letter of credit:

As at December 31, 2020, the Company is contingently liable for a letter of credit in the amount of $39 (CAD$50) (2019 - $38 (CAD$50)). Cash is pledged under the letter of credit and is presented as non-current Other assets in the consolidated statement of financial position as at December 31, 2020.

14.	Related party transactions:

(a)	There is no single ultimate controlling party.

(b)	Dr. Francesco Bellini, Chairman of the Board of Directors, provides ongoing advisory services to the Company under the terms of a consulting and services agreement between the Company and Picchio International, wholly-owned by Dr. Francesco Bellini and his spouse. The agreement has a one-year term and shall renew for successive one-year terms. The Company recorded fees and expenses of $284 and $287 (CAD $381 for both years) under the consulting and services agreement for the years ended December 31, 2020 and 2019, respectively.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

14.	Related party transactions (continued):

(c)	Key management personnel:

The Chief Executive Officer, Chief Financial Officer, Chief Medical Officer, Vice-Presidents and Directors of BELLUS Health are considered key management personnel.

The aggregate compensation to key management personnel of the Company for the years ended December 31, 2020 and 2019 is set out below:

	2020	2019

Short-term benefits	$2,307	$1,799
Stock-based compensation (recovery) expense – DSU plan	(993)	1,209
Stock-based compensation expense - Stock option plan	3,790	1,409
	$5,104	$4,417

15.	Segment disclosures:

Business segment:

The Company operates in one business segment, which is the development of therapeutic candidates for the treatment of health disorders. As at December 31, 2020, the Company’s operations were conducted in Canada and the United States. All of the Company’s non-current assets are located in Canada.

16.	Capital management:

The Company’s objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, including pipeline expansion, general and administrative expenses, working capital and overall capital expenditures.

Since inception, the Company has financed its liquidity needs primarily through public offerings of common shares, private placements, the issuance of convertible notes, asset sales and the proceeds from research tax credits. When possible, the Company tries to optimize its liquidity needs by non-dilutive sources, including research tax credits, grants, interest income, as well as with proceeds from collaboration and research agreements, asset sales or product licensing agreements.

Historically, when the Company had the option, it has settled its obligations through the issuance of common shares instead of in cash to preserve its liquidities to finance its operations and future growth.

The Company defines capital to include total shareholders’ equity.

The capital management objectives remain the same as previous fiscal year.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

16.	Capital management (continued):

As at December 31, 2020, cash, cash equivalents and short-term investments amounted to $98,260. The Company’s general policy on dividends is to retain cash to keep funds available to finance the Company’s growth.

The Company is not subject to any capital requirements that are externally imposed.

17.	Financial instruments:

(a)	Financial instruments - carrying values and fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and may not be determined with precision.

For its financial assets and liabilities measured at amortized cost as at December 31, 2020, the Company has determined that the carrying value of its short-term financial assets and liabilities (consisting of cash, cash equivalents and short-term investments, trade and other receivables and trade and other payables) approximates their fair value because of the relatively short periods to maturity of these instruments.

(b)	Credit risk management:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and short-term investments. The Company invests cash mainly with major North American financial institutions. Cash equivalents and short-term investments are comprised of fixed income instruments with a high credit ranking (not less than A-1) as rated by Standard and Poor’s. The Company has investment policies that are designed to provide for the safety and preservation of principal, the Company’s liquidity needs and yields that are appropriate.

As at December 31, 2020, the Company’s maximum credit exposure corresponded to the carrying amount of these financial assets.

(c)	Liquidity risk management:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company requires continued access to capital markets to support its operations, as well as to achieve its strategic plans. Any impediments to the Company’s ability to access capital markets, including the lack of financing capability or an adverse perception in capital markets of the Company’s financial condition or prospects, could have a materially adverse effect on the Company. In addition, the Company’s access to financing is influenced by the economic and credit market environment.

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

17.	Financial instruments (continued):

(c)	Liquidity risk management (continued):

The Company manages liquidity risk through the management of its capital structure, as outlined in note 16. The Company will require additional financing in the future. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews, approves and monitors the Company’s operating and capital budgets, as well as any material transactions.

The balance of accounts payable and accrued liabilities is due within one year. For information on the maturity of leases, as well as commitments and contingencies, see notes 5 and 13, respectively.

(d)	Foreign currency risk management:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than US dollar. The Company’s exposure relates primarily to changes in the US dollar versus the Canadian dollar exchange rate. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the US dollar will create volatility in the Company’s cash flows and the reported amounts for revenue and expenses in income. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at the rates of exchange at each statement of financial position date, the impact of which is reported as a foreign exchange gain or loss in income. The Company holds a portion of its cash, cash equivalents and short-term investments in Canadian dollars to meet its liquidity needs in Canadian dollars, but does not use derivative financial instruments to reduce its foreign exchange exposure.

The following table provides an indication of the Company’s significant foreign currency exposures as at December 31, 2020:

December 31,
(in US dollars)	2020

Net assets denominated in Canadian dollars:
Cash and cash equivalents	$7,864
Short-term investments	4,341
Trade and other receivables	324
Research tax credit	716
Other assets	39
Trade and other payables	(2,212)
Lease liability, total	(503)
$10,569

bellus health INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2020 and 2019

(in thousands of United States, except per share data, unless otherwise noted)

17.	Financial instruments (continued):

(d)	Foreign currency risk management (continued):

Based on the Company’s net foreign currency exposure noted above, and assuming that all other variables remain constant, a hypothetical 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of $1,057 in income.

The CAD to USD exchange rate applied as at December 31, 2020 was 0.7852.

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s exposure to interest rate risk is as follows:

Cash and cash equivalents	Short-term fixed and variable interest rate
Short-term investments	Short-term fixed interest rate
Restricted cash	Short-term fixed interest rate

Based on the carrying amount of the Company’s variable interest-bearing financial instruments as at December 31, 2020, an assumed 1% increase or 1% decrease in interest rates during such period would have resulted in an increase/decrease of $337 in income.

Management believes that the risk that the Company will realize a loss as a result of the decline in the fair value of its cash equivalents and short-term investments is limited because these investments have short-term maturities and are generally held to maturity.

The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

Interest income presented in the consolidated statement of loss represents interest income on financial assets.